Exhibit 99.2

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS 4 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS You are invited to attend the 2025 annual meeting of shareholders of Gildan. You can attend the meeting in person at 1250 René-Lévesque Blvd. West, Suite 3610, Montréal, Québec, Canada or the live webcast online. When 10:00 a.m. EDT April 30, 2025 Where 1250 René-Lévesque Blvd. West, Suite 3610 Montréal, Québec H3B 4W8 Or attend virtually https://meetings.lumiconnect.com/400-155-145-223 Items of business 1. Receive the annual consolidated financial statements for the fiscal year ended December 29, 2024 2. Appoint the auditors 3. Elect the directors 4. Have a say on our approach to executive pay 5. Transact any other business that may properly come before the meeting If you held Gildan common shares at the close of business on March 18, 2025 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting, either in person or virtually. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions. Your vote is important, so please remember to vote your shares. Voting information begins on page 6 of the attached management information circular. We look forward to welcoming you to the meeting on April 30, 2025. Michelle E. Taylor Vice-President, General Counsel and Corporate Secretary Montréal, Québec, Canada March 18, 2025 HOW TO ACCESS THE MEETING MATERIALS We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2025 annual meeting of shareholders to our registered and non-registered shareholders to consciously reduce paper waste and mailing costs. You will still receive in the mail a copy of this notice with instructions to access the meeting materials, as well as a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). We intend to pay the cost for intermediaries to send the materials to nonregistered shareholders who object to their intermediary disclosing their share ownership information to us. Materials for the meeting include the 2025 management information circular, and our audited annual consolidated financial statements for the year ended December 29, 2024. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2024 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca). To receive a free printed copy of these materials before the meeting, please call: • Registered shareholders: 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America). • Non-registered shareholders: 1-877-907-7643 (toll-free in North America) or +1-303-562-9305 (outside North America). Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com) Questions? Contact Sodali, our proxy solicitation agent, at 1-888-777-2092 (toll-free within North America) or 1-289-695-3075 (text and call enabled outside North America). You can also e-mail them at assistance@investor.sodali.com. -GILDAN~